EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cathay General Bancorp:

We consent to the use of our reports dated March 1, 2017 with respect to the consolidated balance sheets of Cathay General Bancorp and subsidiaries as of December 31, 2016 and 2015, and the related statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Los Angeles, California
June 26, 2017